Filed by Coca-Cola Enterprises Inc. pursuant to
Rule 425 of the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934
Subject Company: Coca-Cola Enterprises Inc.
Commission File No.: 001-09300

FOR IMMEDIATE RELEASE	Contact: Dana Bolden (404) 676-2683

THE COCA-COLA COMPANY ANNOUNCES INTEGRATION LEADERSHIP
Coca-Cola North America Executive Brian Kelley to Lead Integration Team Steering Committee Named

ATLANTA, March 29, 2010 -- The Coca-Cola Company today announced that Brian P. Kelley, currently president and general manager, Still Beverages and Supply Chain, Coca-Cola North America, has been appointed to lead the integration of The Coca-Cola Company’s and Coca-Cola Enterprises’ (CCE) North American operations.

The two companies recently announced that they entered into definitive agreements enabling The Coca-Cola Company to acquire CCE’s North American bottling business, and for CCE to acquire The Coca-Cola Company’s bottling operations in Norway and Sweden. In addition, CCE has the right to acquire The Coca-Cola Company’s interest in its German bottler.

The closing of the transactions is expected to occur in the fourth quarter of this year and is subject to, among other things, regulatory and CCE shareholder approvals.

“Upon completion of our acquisition of CCE North America, we will create a North American business system that will best serve the unique needs of our flagship market and usher in a new era of winning for us and all of our partners.” said Muhtar Kent, chairman and CEO, The Coca-Cola Company. “To realize this goal, we will need a disciplined, orderly and efficient approach to the integration and a comprehensive plan that can be implemented immediately once the acquisition is approved and closed.”

To lead this work, Mr. Kelley has been appointed president, North America Business Integration (NABI). Over the next few months, Mr. Kelley and his team will develop a detailed plan of action to effectively integrate four business components in both the U.S. and Canada: (1) CCE North America; (2) CCNA Foodservice; (3) the Minute-Maid/Odwalla Juice business; and (4) CCNA Supply Chain Operations.

Upon closing, the combined business in the U.S. will be called Coca-Cola Refreshments USA, Inc. (CCR). The combined business in Canada will be conducted through its subsidiary, Coca-Cola Refreshments Canada, Ltd. (CCRC). The president and chief executive officer of CCR will be announced in the near future and will report directly to Mr. Kent.

In addition to planning for the post-closing creation of CCR, Mr. Kelley and his team will also develop a plan for the appropriate reshaping of The Coca-Cola Company’s remaining North America business components, primarily consisting of Consumer Marketing plus Franchise Leadership for its independent bottlers. This plan will be implemented after closing.

Mr. Kelley will report to the North America Business Integration Team Steering Committee, which will be chaired by Mr. Kent and include the following executives:

•	Steve Cahillane, president, CCE North America

•	Alex Cummings, chief administrative officer, The Coca-Cola Company

•	Sandy Douglas, president, Coca-Cola North America

•	Gary Fayard, chief financial officer, The Coca-Cola Company

•	Irial Finan, president, Bottling Investment Group, The Coca-Cola Company

•	Clyde Tuggle, senior vice president, Global Public Affairs and Communications, The Coca-Cola Company

The Steering Committee will set overall direction, approve staffing of the NABI team, monitor progress against targets and approve major decisions.

Mr. Kelley will assemble immediately a full-time, dedicated integration team consisting of executives of The Coca-Cola Company and CCE. These appointments will be announced shortly.

 “An integration of this magnitude requires a very thoughtful, planned and disciplined approach,” said Mr. Kent. “Brian is the ideal leader for this work. Over his 27-year career, he has consistently led and grown businesses, executed large transactions, redefined corporate strategy and led large, winning organizations. I have every confidence he and his team will drive a smooth and seamless integration.”

Since 2007, Mr. Kelley has successfully led Coca-Cola North America’s $6 billion Still Beverages business unit. He has also been responsible for the CCNA Supply Chain, which includes 23 company-owned plants, 30 co-packer facilities and more than 60 logistics warehouses.

About The Coca-Cola Company

The Coca-Cola Company (NYSE: KO) is the world’s largest beverage company, refreshing consumers with nearly 500 sparkling and still brands. Along with Coca-Cola, recognized as the world’s most valuable brand, the Company’s portfolio includes 12 other billion dollar brands, including Diet Coke, Fanta, Sprite, Coca-Cola Zero, vitaminwater, Powerade, Minute Maid and Georgia Coffee. Globally, we are the No. 1 provider of sparkling beverages, juices and juice drinks and ready-to-drink teas and coffees. Through the world’s largest beverage distribution system, consumers in more than 200 countries enjoy the Company’s beverages at a rate of nearly 1.6 billion servings a day. With an enduring commitment to building sustainable communities, our Company is focused on initiatives that protect the environment, conserve resources and enhance the economic development of the communities where we operate. For more information about our Company, please visit our website at www.thecocacolacompany.com.

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Important Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction and required shareowner approval, the Company will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a proxy statement/prospectus contained in a registration statement on Form S-4, which will be mailed to the shareowners of the Company after the registration statement is declared effective. The registration statement has not yet become effective.

SHAREOWNERS OF THE COMPANY ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Shareowners may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the Company at the SEC’s web site at www.sec.gov.  Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s internet website at www.cokecce.com under the tab “Investor Relations” or by contacting the Investor Relations Department of Coca-Cola Enterprises at 770-989-3246.

Participants in the Solicitation

The Company and its directors, executive officers and certain other members of its management and employees may be deemed to be participants in the solicitation of proxies from its shareowners in connection with the proposed transaction.  Information regarding the interests of such directors and executive officers was included in the Company’s Proxy Statement for its 2010 Annual Meeting of Shareowners filed with the SEC March 5, 2010 and information concerning the participants in the solicitation will be included in the proxy statement/prospectus relating to the proposed transaction when it becomes available.  Each of these documents is, or will be, available free of charge at the SEC’s web site at www.sec.gov and from the Company on its web site or by contacting the Shareowner Relations Department at the telephone numbers above.